Lumenis Ltd. Yokneam Industrial Park P.O.B. 240 Yokneam 20692, Israel Tel. 011 972.4.959.9000 (general) Tel. 011 972.4.959.9333 (CFO direct) Fax. 011 972.4.959.9334 (CFO) www.lumenis.com May 8, 2009

VIA EDGAR

Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549-0303
Attention: Kate Tillan, Assistant Chief Accountant

Re:	Lumenis Ltd. Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 25, 2008 File No: 000-27572

Ladies and Gentlemen:

        On behalf of Lumenis Ltd. (the “Company” or “we”), the following are our responses to the comment letter dated February 24, 2009 (which was not received by the Company until March 23, 2009) (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 20-F for the year ended December 31, 2007 (the “Form 20-F”).

        For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to a particular comment set forth immediately under the comment or comments.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2007

1.	Comment: We note that you only included certain portions of items 15T, 8, and 18 in your filing while you incorporated by reference the remaining portions. Please refer to Exchange Act Rule 12b-15 which requires that the amended 20-F includes the complete text of each item being amended. For example, Item 18 should include a complete set of audited financial statements – i.e., auditor reports, primary financial statements, and notes thereto. In addition, Exchange Act Rule 12b-15 also requires that in an amendment to any report required to include the certifications under Rule 13a-14(a) or 15d-14(a) you must include new certifications by each principal executive and principal financial officer of the registrant. Please further amend your Form 20-F to fully comply.

Response: The Company has today filed Amendment No. 3 to the Form 20-F, which includes the full text of Items 15T, 8, and 18 of the Form 20-F, as amended, as well as new certifications under Rule 13a-14(a) or 15d-14(a) by each of our principal executive and principal financial officers.

Note 11. Bank Debt, page F-16

2.	Comment: Please refer to our prior comments 6 and 12. It is unclear to us how you applied paragraphs 17 and 19 of SFAS 15 in accounting for the modification of your debt. Please provide us with journal entries you recorded in connection with the modification of the debt and explain to us how each journal entry was appropriate in accordance with SFAS 15 in greater detail.

Response: As previously advised in our response to comments 6 and 12 of the Staff’s comment letter of December 10, 2008, we have treated the restructuring of the bank debt as a “troubled debt restructuring” in accordance with SFAS 15. The journal entries that we recorded in connection with the modification of the bank debt and explanations as to how each journal entry was appropriate in accordance with SFAS 15 are set forth below.

Step I – The debt prior to the restructuring

The total carrying amount of the bank debt (including principal, unamortized bank fees and accrued interest) prior to the restructuring amounted to $199.67 million.

In December 2006, immediately and concurrently with the completion of the recapitalization, we paid $40 million to the bank and deducted the payment from the carrying amount of the restructured debt ($199.67 million) resulting in a new carrying amount of $159.67 million as follows:

Debit: Bank debt	$40 million
Credit: Cash	$40 million

Step II – Measurement of an equity interest granted

As part of the restructuring of the bank debt, and as stated in Note 11 to our financial statements for the year ended December 31, 2007, we extended the expiration date of options to purchase 1,411,300 of our shares that had been granted to the bank in and prior to 2003, from February 2008 to December 2011. In addition, the exercise price of options granted to the bank to purchase 7,824,000 of our shares was re-priced from the original exercise price of $1.97 per share to an exercise price of $1.17 per share. The bank was also granted new options to purchase 176,300 of our shares at an exercise price of $1.17 per share, expiring in November 2013.

Paragraph 19 of SFAS 15 states that “[a] troubled debt restructuring may involve partial settlement of a payable by the debtor’s transferring assets or granting an equity interest (or both) to the creditor and modification of terms of the remaining payable. A debtor shall account for a troubled debt restructuring involving a partial settlement and a modification of terms as prescribed in paragraphs 16-18 except that, first, assets transferred or an equity interest granted in that partial settlement shall be measured as prescribed in paragraphs 13 and 15, respectively, and the carrying amount of the payable shall be reduced by the total fair value of those assets or equity interest…".

In accordance with the provisions of paragraph 19 of SFAS 15, we determined the sum of the fair value of the new options issued and the incremental change in the fair value of the modified options, to be an aggregate of $0.91 million. The aggregated fair value of the new options and change in fair value of the modified options was deducted from the carrying amount of the bank debt as follows:

Debit: Bank debt	$0.91 million
Credit: Additional paid in capital	$0.91 million

Following the above journal entry, and as presented on the balance sheet and Note 11 to our financial statements as of December 31, 2006, the carrying amount of the debt was $158.76 million.

Step III – Modification of terms

As of the restructuring date, December 5, 2006, we calculated the total future cash payments specified by the new terms of the bank loan as required by paragraph 16 of FAS 15. At the time of the restructuring, the future cash payments specified by the new terms of the restructured loan were as follows:

Description	Amount (in millions)

Carrying amount of bank debt	$158.76
Less future cash payments:

First Scheduled Principal Payment - June 29, 2008 (*)	20.00
Second Scheduled Principal Payment - December 29, 2008 (*)	20.00
16 Quarterly installments of $5.13 million	82.13
Future variable interest payments (based on the 3 month LIBOR as of the
date of the restructuring plus the new contractual spread of 1.5%)	32.82

Total future cash payments	154.95

"Gain" on date of restructuring (unrecognized due to future variable interest rate)	3.81

(*) Under the new terms of the restructuring agreement the following amounts would be forgiven as follows:
June 2008- upon First Scheduled Principal Payment, the bank would forgive an
additional amount, ("First Write Off").	12.5
December 2008- upon Second Scheduled Principal Payment, the bank would
forgive an additional amount ("Second Write Off").	12.5

Paragraph 16 of FAS 15 requires that the future cash payments will be calculated based on “total future cash payments specified by the new terms”, therefore we have found it appropriate to view such future scheduled payments on a net basis (i.e. – net of amounts that are to be forgiven assuming payments are made). Based on the new terms of the restructuring agreement as payments are made such amounts are unconditionally forgiven. In addition the repayment schedule that is an integral part of the restructuring agreement and that was provided by the bank does not include these amounts. Additionally these amounts neither bear nor accrue any interest. We have taken such view as in accordance with the new terms of restructuring agreement with the bank, upon repayment of the First Payment and the Second Payment, automatically and without any further conditions, the $25 million (that is $12.5 million forgiven for each $20 million paid) are forgiven.

Based on the above, we have determined that since the total future cash payments of $154.95 million were less than the carrying value of loan on the date of restructuring of $158.76 million, no interest accruals were required under paragraph 16 of SFAS 15, and thus the effective interest rate was 0%. The “gain” on the date of restructuring would have been $3.81 million (or $4.37 million as of December 31, 2006) but as discussed below, that gain was not recognized.

However, we could have viewed the forgiveness of the principal amounts (i.e. the First and Second write-offs) as contingently forgivable, as it may be viewed as contractually owed until forgiven. The debt restructuring agreement included these amounts in the definition of the “Loan”. In the event of default (including a subjective material adverse change clause), the agreement would have allowed the bank to immediately call the debt, including the not yet forgiven principal amounts. Had we included these principal payments to be forgiven in the total future cash flows, the total future cash payments would have exceeded the carrying amount of the loan and we would have had to calculate an effective interest rate and record accretion to the present value of the future cash payments as interest expense.

We have concluded that this approach would not be appropriate under our fact pattern, as paragraph 16 of FAS 15 states “total future cash payments specified by the new terms”. This definition does not allow any assumptions such as an event of default or partial payments under the terms but requires including the payments as provided by the new terms. As stated above the new terms assuming no event of default, will result in a forgiveness upon repayment unconditionally, and if we had to assume in applying paragraph 16 that such principal payments will be made, we then found it appropriate to exclude the amounts that will be unconditionally forgiven upon such payments, and as such be excluded in calculating total future cash payments specified by the new terms.

We further evaluated the appropriate disposition of the potential gain represented by the difference between the carrying amount and the future cash payments on restructuring. We analyzed paragraph 17 of SFAS 15 which states that, “[i]f, however, the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on restructuring of payables equal to the amount of the reduction.”

However, in accordance with paragraph 18 of SFAS 15, which states”[t]o determine whether the debtor shall recognize a gain according to the provisions of paragraphs 16 and 17, those contingent amounts shall be included in the “total future cash payments specified by the new terms” to the extent necessary to prevent recognizing a gain at the time of restructuring that may be offset by future interest expense”, due to the future variability associated with the future payments of the floating LIBOR interest rate and as stated in Note 11 to our financial statements for the year ended December 31, 2007, we did not recognize a gain on the restructured debt. Accordingly, no journal entry was recorded with this regard.

Step IV – Accounting for the restructured debt during 2007

During the year ended December 31, 2007, we paid $8.519 million in respect of interest payments on the bank debt. Paragraph 17 of SFAS 15 states that “[t]hereafter, all cash payments under the terms of the payable shall be accounted for as reductions of the carrying amount of the payable, and no interest expense shall be recognized on the payable for any period between the restructuring and maturity of the payable”. We recorded the interest payment as a reduction in the carrying amount of the bank debt as follows:

Debit: Bank debt	$8.519 million
Credit: Cash	$8.519 million

Accordingly, no interest expense was recorded with respect thereto in our Statements of Operations.

As of December 31, 2007, the remaining total future cash payments (principal and variable interest based on 3 month LIBOR as of that date), amounting to $143.7 million, resulted in an adjusted unrecognized gain on restructuring in the amount of $6.5 million. However, again due to the contingency arising from the floating LIBOR interest rate, and as stated in Note 11 to our financial statements for the year ended December 31, 2007, we did not recognize a gain on the restructured debt. Accordingly, no journal entry was recorded.

Following the interest payment above, and as presented on the balance sheet and Note 11 to our financial statements as of December 31, 2007, the carrying amount of the debt was $150.24 million.

Controls and Procedures, page 3

3.	Comment: Please revise the section to include a clear and definitive statement disclosing management’s conclusion on the effectiveness of the company’s internal controls over financial reporting as of December 31, 2007, clearly stating whether they were effective or not effective at that date.

Response: Our management completed its assessment of our internal controls over financial reporting (“ICFR”) as of December 31, 2007 and concluded that our ICFR were not effective as of such date. In response to the Staff’s comments we have amended the Form 20-F to clarify management’s conclusion on the effectiveness of our ICFR as of December 31, 2007. For your further convenience, provided herewith, as Annex A to this letter, is the amended text of Item 15T of the Form 20-F, which is marked to show the changes contained in Amendment No. 3 to the Form 20-F, which was filed with the Commission today.

4.	Comment: We note your disclosure that you were unable to perform all of the formal procedures testing the effectiveness of controls designed to be in place within such processes by the time the annual report was filed, but, utilizing alternative evaluation procedures you completed your assessment. Please tell us the nature of the alternative evaluation procedures used by the company.

Response: In order to assess and evaluate our ICFR, we utilized alternative evaluation procedures based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework,” as well as guidance set forth in releases of the Commission. These alternative evaluation procedures consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. We based our evaluation on detailed inquiry, observation and walkthroughs, as opposed to formal testing of control effectiveness, which we had originally intended to utilize. However, management was able to perform sufficient procedures under applicable rules to complete its assessment of the effectiveness of ICFR as of December 31, 2007. We utilized these alternative evaluation procedures because our management concluded that, due to the implementation during the second half of 2007 of a new Company-wide ERP system that encompassed a significant portion of our transaction processing and related controls relevant to financial reporting, its assessment and evaluation of the effectiveness of our ICFR should not be performed for most key processes until the new ERP system was implemented and stable. As a result, a significant portion of our assessment of ICFR did not commence until November 2007 and continued through the original date of filing of the Form 20-F, as opposed to such assessment having been performed closer to the balance sheet date.

5.	Comment:We note your disclosure that it is possible that had you performed your assessment during the reporting period or closer to the balance sheet date you may have found other control deficiencies. You also disclose that it is possible that you might have found other control weaknesses or deficiencies if you had been able to perform formal testing of control effectiveness as you had originally intended. Since Item 308T(a)(3) of Regulation S-K requires you to include a discussion of any material weakness in your internal control over financial reporting identified by management, please tell us why you believe the company was able to comply with this requirement.

Response: In accordance with Item 308T(a)(3) of Regulation S-K, the Form 20-F, as amended, includes a discussion of all material weaknesses in our ICFR that were identified by management during its assessment of our ICFR. In an abundance of caution, we disclosed in the Form 20-F that had we performed our assessment of ICFR closer to the balance sheet date, or had we been able to perform formal testing of control effectiveness, we may have found other control weaknesses or deficiencies in addition to those indicated in the Form 20-F. However, no other control weaknesses or deficiencies have been identified by management since the filing of the Form 20-F and all control weaknesses and deficiencies which have been identified are discussed in the Form 20-F, as required by Item 308T(a)(3) of Regulation S-K. As a result of the foregoing, the Company believes that it is in compliance with the disclosure requirements of Item 308T(a)(3) of Regulation S-K.

        As requested in the Comment Letter, we acknowledge that:

—	we are responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any questions regarding this response, please contact me at 011-972-4-959-9333 (fax number: 011-972-4-959-9334).

Sincerely, /s/ Aviram Steinhart —————————————— Aviram Steinhart Chief Finance Officer

ANNEX A

ITEM 15T. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

        We carried out ~~As of December 31, 2007, we performed~~ an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of ~~the design and operation of~~ our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007, the end of the period covered by this report. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, and for the reasons set forth in section (b) of this Item 15T, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2007, to provide reasonable assurance that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions about required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act).~~. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.~~ Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the company’s financial statements.

        Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Management assessed ~~Our management completed its assessment of~~ the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management utilized ~~utilizing~~ alternative evaluation approaches based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “~~,~~ Internal Control – Integrated Framework” as well as ~~(“COSO”) and~~ guidance set forth in releases of the Securities and Exchange Commission. Based on the assessment and evaluation performed through the date of filing of this annual report, as described in detail below, management has identified a number of material weaknesses and significant deficiencies in our internal control over financial reporting. Accordingly, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

        The evaluation procedures that ~~Because~~ we utilized to assess the effectiveness of our internal control over financial reporting consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. We based our evaluation on detailed inquiry, observation and walkthroughs, as opposed to formal testing of control effectiveness, which we had originally intended to utilize. With respect to most processes that were included in our assessment, we were unable to perform all of the formal procedures testing the effectiveness of controls designed to be in place within such processes by the time this annual report was filed. However, we were able to complete our assessment utilizing the alternative evaluation procedures described above. We utilized these alternative evaluation procedures because our management concluded that, due to the implementation during ~~implemented in~~ the second half of 2007 of a new company-wide ERP system (SAP)~~,~~ that encompassed a significant portion of our transaction processing and related controls relevant to financial reporting, ~~management concluded that~~ its assessment and evaluation of the effectiveness of our internal control over financial reporting should not be performed for most key processes until the new ERP system was implemented and stable. As a result, a significant portion of our assessment of our internal control over financial reporting did not commence until November 2007 and continued through the original date of filing of this annual report, as opposed to such assessment having been performed closer to the balance sheet date. ~~Further, this assessment consisted primarily of the documentation of major processes and an analysis of key control gaps within such major processes, as designed, at those entities deemed to be material. We based our evaluation on detailed inquiry, observation and walkthroughs. With respect to most processes that were included in our assessment, we were unable to perform all of the formal procedures testing the effectiveness of controls designed to be in place within such processes by the time this annual report was filed, but, utilizing the alternative evaluation procedures described above, we completed our assessment.~~ It is possible that had we performed our assessment ~~during the reporting period or~~ closer to the balance sheet date we may have found other control deficiencies. Furthermore, had we been able to perform formal testing of control effectiveness as we had originally intended as part of management’s assessment of controls over financial reporting, it is possible that we may have found control weaknesses or deficiencies in addition to those indicated in this annual report. Nevertheless, management performed sufficient procedures under applicable rules to complete its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007.

        ~~Based on the assessment and evaluation performed through the date of filing of this annual report as described above, management has identified a number of material weaknesses and significant deficiencies. Accordingly, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.~~

        The following is a summary of material weaknesses in internal control over financial reporting that were identified during the course of the above review:

—	Computer system access controls, change management and use of multiple systems. As indicated above, in the second half of 2007 we implemented a new ERP system through which financial and operational transactions are processed and recorded. Management decided to expedite the implementation of the new system in order to gain the benefits expected from it, including improvements in our internal controls, as quickly as possible. As a result, a number of controls related to access rights and change management were not fully designed and implemented as of December 31, 2007. Specifically, we noted instances in which system users had access rights beyond the scope of those necessary to perform their specific job responsibilities or in which access rights were defined in a manner that created a situation of improper segregation of duties. It was further noted that we did not have adequate procedures in place for appropriate management review and approval of system access rights as of December 31, 2007. In addition, as a result of the expedited manner in which the system was implemented, the testing of various transaction processing and reports was not as comprehensive or robust as necessary before the transition to the new system. Other change management policies and procedures were not formalized and implemented as expected as of December 31, 2007. Finally, as a result of our multi-phase, multi-year approach for fully transitioning to our new ERP system, certain functions and processes remain on our previous ERP system as of year end 2007 and as of the date of filing this annual report. During this transition period, interfaces between the two systems are needed to maintain a seamless and consistent flow of information related to affected processes, particularly in the areas of inventory and service call billing. We noted that in some circumstances these interfaces were either not operating as expected or had not yet been implemented as of December 31, 2007. As a result, we are dependent on significant manual reconciliation of data between the two ERP systems to ensure consistency of such data.

—	Subsidiaries with insufficient number of professionally qualified accounting personnel. In certain of our subsidiaries where there is an insufficient number of professionally qualified accounting personnel, review and approval of certain transactions is either not performed or is not documented properly. In some of these locations it was noted that there was an insufficient level of proper segregation of duties that, by definition, creates an exposure to fraudulent transactions being recorded. We have instituted various compensating controls via review procedures performed at the parent company with the intention of mitigating these deficiencies to some extent.

Continuing Remediation Efforts to Address Deficiencies Described Above.

        Our remediation efforts have been ongoing and will continue over the next year. While we continue to improve policies and procedures in all areas with weaknesses or deficiencies, we are endeavoring to complete remediation of the following specific items in 2008.

—	System Related Controls:

In the quarter ended March 31, 2008, we performed an extensive analysis of system access authorization rights with the primary objectives of:

š	identifying all access roles defined in a manner that may provide a user with authorization that conflicts with proper segregation of duties.

š	identifying all users who have been granted access rights that create conflicts with proper segregation of duties.

Based on this data, we intend to redefine system access roles and re-assign system access authorizations in a manner that minimizes access rights that could lead to improper segregation of duties.

In addition, we are developing and intend to implement formal procedures requiring periodic sign-off by managers of all system user access rights.

Since December 31, 2007, procedures have been partially implemented with respect to change management for hardware and software changes. We intend to fully implement additional procedures in this area during 2008.

—	Financial Personnel:

In December 2007, our current chief financial officer joined Lumenis. He is still in the process of assessing the finance organization throughout the Company and expects to implement changes as deemed appropriate to improve the quality and structure of our finance department. Such changes will have among their objectives the allocation of an appropriate number of qualified accounting personnel in our various locations.

        Our management’s report shall not be incorporated by reference into any of our registration statements, or deemed to be filed for the purposes of section 18 of the Exchange Act, or otherwise subject to liabilities of that section.

Attestation Report of the Registered Public Accounting Firm

        This annual report does not include an attestation report of our registered public accounting firm assessing our internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

(c) Changes in Internal Control over Financial Reporting

        In the registration statement on Form 20-F filed by us on May 1, 2007, we disclosed in Item 3.D “Risk Factors” that our external auditors had advised us of the following material weaknesses in our internal controls as of the date of their report (April 30, 2007) in the following specific areas:

—	our controls over intercompany shipments between warehouses;

—	our reconciliation of intercompany balances;

—	our lack of adequate accounting systems; and

—	our lack of sufficient internal resources in the accounting department.

        As indicated above, we implemented a new ERP system (SAP) globally during 2007. This new system has already addressed many control deficiencies that existed in our previous ERP system including to a significant degree the first three of those noted above. As our employees continue to familiarize themselves with and use the new system, we expect that the system will continue to yield many additional enhancements to our controls over financial reporting.

        With respect to our lack of sufficient internal resources in the accounting department, we have made some improvements in this regard in 2007. Specifically, we hired a Vice President for Finance for the Americas, a previously unfilled position, and added additional professionally certified personnel in Israel and the U.S. Additional changes will be considered by our new chief financial officer taking into consideration improvements in controls achieved as a result of our new ERP system.